UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07167

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of

INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period October 1, 2004 through December 31, 2004:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to nonaffiliates;
c) summary of towing billings by month to affiliates, and
d) summary of towing billings by month to nonaffiliates.

Exhibit 2 provides annual tonnage and equipment usage for the twelve months ending December 31, 2004.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Indiana Michigan Power Company has duly caused this report to be signed on its behalf on this 18th day of March, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.

070-07167

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

CONTENTS

Exhibit
Summary of Billings	1
Annual Tonnage and Equipment Usage	2

Exhibit 1
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2004

	October 2004			November 2004			December 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	$-	$399	-	$-	$367	-	$-	$397

Appalachian Power Company and
Ohio Power Company:
Sporn Plant	203,626	$2.19	$446	194,965	$1.79	$348	133,114	$1.74	$231
Amos Plant	19,241	1.21	23	5,743	1.89	11	-	-	$1

Total	222,867		$469	200,708		$359	133,114		$232

Appalachian Power Company:
Mountaineer Plant	154,040	$3.17	$489	214,078	$3.39	$726	233,757	$3.53	$826
Kanawha River Plant	-	-	-	3,867	1.28	5	7,581	1.36	10

Total	154,040		$489	217,945		$731	241,338		$836

Indiana Michigan Power Company:
Tanners Creek Plant	213,209	$3.76	$802	255,004	$4.15	$1,059	180,434	$4.08	$736

Indiana Michigan Power Company
and AEP Generating Company:
Rockport Plant	646,130	$2.08	$1,347	752,357	$1.96	$1,472	898,339	$2.14	$1,925

Ohio Power Company:
Cardinal Plant (Unit 1)	13,908	$2.34	$33	41,365	$3.00	$124	209,792	$1.44	$303
Gavin Plant	-	-	-	49,568	5.60	278	-	-	-
Kammer Plant	-	-	4	-	-	7	-	-	5

Total	13,908		$37	90,933		$409	209,792		$308

BARGING SERVICE BILLINGS TO NONAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 & 3)	166,692	$3.09	$516	36,244	$3.18	$115	59,783	$3.18	$190

Various Companies - Freight and
Demurrage	742,716	$2.06	$1,528	888,013	$2.08	$1,848	792,878	$2.34	$1,857

Various Companies - Rock, Sand
and Gravel	219,727	$3.31	$727	217,099	$2.40	$522	198,780	$2.50	$497

Note - The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED DECEMBER 30, 2004

	October 2004			November 2004			December 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	-	$1,108	-	-	$452	-	-	$827

Appalachian Power Company and Ohio Power Company :
Sporn Plant	-	-	$34	-	-	$3	-	-	$-
Amos Plant	-	-	-	-	-	-	-	-	60

Total	-		$34	-		$3	-		$60

Kentucky Power Company	-	-	$-	-	-	$-	-	-	$16

Appalachian Power Company:
Mountaineer Plant	-	-	$-	-	-	$-	-	-	$39

Ohio Valley Electric Company	-	-	$-	-	-	$-	-	-	$27

Ohio Power Company:
Gavin Plant	-	-	$59	-	-	$8	-	-	$94

TOWING SERVICE BILLINGS TO NONAFFILIATED COMPANIES	-	-	$711	-	-	$14	-	-	$-

Note:  The above amounts include boat charter and urea unloading facility billings.

Exhibit 2

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
ANNUAL TONNAGE AND EQUIPMENT USAGE
FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2004

ANNUAL TONNAGE	Tons
Affiliated	17,617,431
Nonaffiliated	12,949,160
Total	30,566,591

EQUIPMENT USAGE	Adjusted Ton Miles
Affiliated	6,509,263,925
Nonaffiliated	3,029,347,379
Total	9,538,611,304